Exhibit 10.1

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

Matthew J. Desch

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), is made by and between Iridium Communications Inc., a Delaware corporation (the “Company”), and Matthew J. Desch (“Executive” and, together with the Company, the “Parties”), effective as of March 30, 2011 (the “Effective Date”) and amends and restates the prior Employment Agreement between the Company and Executive dated September 18, 2010 and amended December 31, 2010.

WHEREAS, the Company desires to continue to employ Executive pursuant to the terms, provisions and conditions set forth in this Agreement; and

WHEREAS, Executive desires to accept and continue his employment on the terms, provisions and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Parties hereby agree as follows:

1. TERM. Subject to earlier termination in accordance with the provisions of Section 6 of this Agreement, this Agreement shall expire on September 18, 2013 (the period from the Effective Date through such date, the “Term”); provided, that the Term shall be automatically extended for successive one-year periods thereafter unless, no later than six (6) months prior to the expiration of Term (including any extension thereof), either Party shall provide to the other Party written notice of its or his desire not to extend the Term. Upon Executive’s termination of employment with the Company for any reason, Executive shall immediately resign all positions with the Company Group, including any position as a member of the Company’s Board of Directors (the “Board”).

2. POSITION AND DUTIES.

(a) Position. During the Term, Executive shall serve as the Company’s Chief Executive Officer. Executive hereby agrees to serve (without additional compensation) as a member of the Board and/or as an officer or director of any other member of the Company Group.

(b) Duties. Executive shall have the powers, authorities, and duties of management usually vested in the office of the chief executive officer of a corporation of a similar size and nature to the Company, subject to the legal directives of the Board in exercising its general oversight function. Executive shall report solely to the Board. Executive shall devote Executive’s full business time and attention to the performance of Executive’s duties hereunder and shall not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services, either directly or indirectly; provided that, nothing herein shall preclude Executive from (i) with the prior approval from the Chairman of the Board, serving on the board of directors of other for-profit companies that do not compete with the Company, (ii) serving on civic or charitable boards or committees, and (iii) managing personal investments, so long as all such activities described in (i) through (iii) herein do not materially interfere with the performance of Executive’s duties and responsibilities under this Agreement.

3. CASH COMPENSATION.

(a) Base Salary. As of the Effective Date, Executive’s base salary (the “Base Salary”) is payable at the annualized rate of $710,215 per year (pro-rated for partial years), payable in regular

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installments in accordance with the Company’s usual payroll practices. Executive shall be entitled to such increases (but not decreases) in the Base Salary, if any, as may be determined from time to time in the sole discretion of the Board. Subject to his continued employment at such time, Executive’s Base Salary shall increase by $17,719 effective November 1, 2012.

(b) Annual Bonus. With respect to each fiscal year of the Company ending during the Term (as of the Effective Date, a “fiscal year” is the period commencing on January 1 and ending on December 31) and subject to the achievement of the applicable performance goals and Executive’s continued service through the bonus payment date, Executive shall be eligible to earn an annual bonus (the “Annual Bonus”) with a target amount equal to ninety percent (90%) of the Base Salary (the “Target Bonus”) with the actual bonus amount earned determined by the Compensation Committee of the Board (or a subcommittee thereof) (the “Committee”) based upon achievement of the performance goals established by the Committee. Commencing in fiscal year 2011, the applicable performance goals for the Target Bonus shall be determined by the Committee, following input from Executive, and shall, to the extent possible, be communicated to Executive within the first ninety (90) days of the applicable fiscal year. If Executive leaves the employ of the Company prior to payment of any Annual Bonus, he is not eligible for an Annual Bonus, pro-rated or otherwise, except as expressly contemplated in Section 6 below. The Annual Bonus, if any, earned for any given year shall be paid to Executive on the date on which annual bonuses are paid to all other senior executives of the Company, but in no event later than March 15 of the year following the year in which Executive’s right to the Annual Bonus ceases to be subject to a substantial risk of forfeiture, so as to comply with Treasury Regulations Section 1.409A-1(b)(4).

4. EMPLOYEE BENEFITS AND PERQUISITES. During the Term, Executive shall be eligible to participate in the employee benefit plans and perquisites and fringe benefit programs of the Company on a basis no less favorable than such benefits and perquisites are provided by the Company from time to time to the Company’s other senior executives. Without limiting the foregoing, Executive shall be entitled to receive the following perquisites during the Term:

(a) Automobile. From the Effective Date though November 1, 2012 (the “Car Allowance Period”), the Company shall provide Executive with either the use of an automobile for business and personal use or a cash car allowance in accordance with the company car policy of the Company, as may be in effect from time to time. During the Car Allowance Period, the Company shall pay all expenses of operating, maintaining and repairing the automobile and shall procure and maintain automobile liability insurance in respect thereof, with such coverage insuring Executive for bodily injury and property damage.

(b) Vacation. Executive shall be entitled to four (4) weeks paid vacation during each year of the Term in accordance with the terms of the Company’s vacation policy. Executive shall also be entitled to all paid holidays and personal days given by the Company to its senior executives.

(c) Expense Reimbursement. Executive shall be entitled to receive prompt reimbursement for all travel and business expenses reasonably incurred and accounted for by Executive (in accordance with the policies and procedures established from time to time by the Company) in performing services hereunder.

(d) Term Life Insurance. If Executive is insurable at standard or better rates, the Company will obtain and maintain during the Term, at its sole cost and expense, a life insurance policy in the face amount of $400,000 on Executive’s life, on which Executive has the right to designate the beneficiary.

5. INDEMNIFICATION; D&O COVERAGE. The Company, and its successors and/or assigns, will indemnify and defend Executive to the fullest extent permitted by the By-Laws and Certificate of

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Incorporation of the Company with respect to any claims that may be brought against Executive arising out of any action taken or not taken in Executive’s capacity as an officer or director of any member of the Company Group. In addition, Executive shall be covered as an insured in respect of Executive’s activities as an officer and director of any member of the Company Group by the Company’s Directors and Officers liability policy or other comparable policies obtained by the Company’s successors, to the fullest extent permitted by such policies. The Company’s indemnification obligations under this Section 5 shall remain in effect following Executive’s termination of employment with the Company Group.

6. TERMINATION OF EMPLOYMENT. The Term and Executive’s employment hereunder may be terminated under the following circumstances:

(a) Death. The Term and Executive’s employment hereunder shall terminate upon Executive’s death. Upon any termination of Executive’s employment hereunder as a result of this Section 6(a), Executive’s estate shall be entitled to receive (i) (A) his Base Salary through the date of termination (the “Accrued Salary”), which shall be paid within fifteen (15) days following the date of termination, and (B) any earned but unpaid Annual Bonus for any fiscal year preceding the fiscal year in which the termination occurs (the “Accrued Bonus”), which shall be paid at the same time as bonuses are paid to other senior executive officers, but in no event later than the date provided for in Section 3(b) hereof (the Accrued Bonus and the Accrued Salary, including the respective times by which such amounts are to be paid, are hereafter referred to as the “Accrued Amounts”), and (ii) a pro rata bonus equal to the product of (x) the Annual Bonus Executive would have earned for the fiscal year in which the Separation from Service occurs if Executive had remained employed by the Company on the applicable payment date for such Annual Bonus, which will be determined (A) based on the Company’s actual achievement of the performance goals, determined as of the date of determination for then current employees of the Company, as measured against the specified performance goals for the fiscal year in which Executive’s Separation from Service occurs, and (B) as if Executive achieved one-hundred percent (100%) of his personal performance objectives for the fiscal year in which Executive’s termination occurs, multiplied by (y) a fraction, the numerator of which is the number of days in such fiscal year on which Executive was employed by the Company preceding and including the date of termination and the denominator of which is 365 (the “Pro Rata Bonus”), which Pro Rata Bonus shall be paid to Executive’s estate on the date on which the Annual Bonus would have been paid if Executive’s employment had not terminated, but in no event later than the date provided for in Section 3(b) hereof. All other benefits, if any, due to Executive’s estate following Executive’s termination due to death shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive’s estate shall not be entitled to any payments or benefits under any severance plan, policy or program of the Company Group. Executive’s estate shall not accrue any additional compensation (including any Base Salary or Annual Bonus) or other benefits under this Agreement following such termination of employment.

(b) Disability. The Company may terminate the Term and Executive’s employment hereunder for Disability. “Disability” shall mean Executive’s inability, due to physical or mental incapacity, to perform his duties under this Agreement with substantially the same level of quality as immediately prior to such incapacity for a period of ninety (90) consecutive days or one hundred twenty (120) days during any consecutive six (6) month period. In conjunction with determining Disability for purposes of this Agreement, Executive hereby (i) consents to any such examinations which are relevant to a determination of whether Executive is mentally and/or physically disabled, and (ii) agrees to furnish such medical information as may be reasonably requested. Upon any termination of Executive’s employment hereunder pursuant to this Section 6(b), Executive shall be entitled to receive (i) payment of the Accrued Amounts, and (ii) the Pro Rata Bonus, which Pro Rata Bonus shall be paid to Executive on the date on which the Annual Bonus would have been paid if Executive’s employment had not terminated, but in no event later than the date provided for in Section 3(b) hereof. All other benefits, if any, due to Executive following Executive’s termination by the Company for Disability shall be

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determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not be entitled to any payments or benefits under any severance plan, policy or program of the Company Group. Executive shall not accrue any additional compensation (including any Base Salary or Annual Bonus) or other benefits under this Agreement following such termination of employment.

(c) Termination for Cause; Voluntary Termination. At any time during the Term, (i) the Company may terminate the Term and Executive’s employment hereunder for “Cause” (as defined below) by Notice of Termination (as defined in Section 6(f)) specifying the grounds for Cause in reasonable detail, and (ii) Executive may terminate the Term and Executive’s employment hereunder “voluntarily” (that is, other than by death, Disability or for Good Reason, in accordance with Section 6(a), 6(b) or 6(d), respectively); provided, that Executive shall be required to give at least thirty (30) days advance written notice to the Company of such termination. “Cause” shall mean Executive’s: (A) material breach of this Agreement, including the willful failure to substantially perform his duties hereunder; (B) willful failure to carry out, or comply with, in any material respect, any lawful and reasonable directive of the Board, not inconsistent with the terms of this Agreement; (C) commission at any time of any act or omission that results in, or that may reasonably be expected to result in, a conviction, plea of guilty or no contest or imposition of unadjudicated probation for any (x) felony or (y) crime involving moral turpitude; (D) unlawful use (including being under the influence) or possession of illegal drugs on the Company’s premises or while performing Executive’s duties and responsibilities hereunder; (E) breach of any written policies or procedures of the Company Group that are applicable to Executive and that have previously been provided to Executive, which breach causes or is reasonably expected to cause material economic harm to any member of the Company Group; or (F) commission at any time of any act of fraud, embezzlement, misappropriation, material misconduct, or breach of fiduciary duty against the Company or any of its affiliates (or any of their respective predecessors or successors), which, for the avoidance of doubt, shall not include any good faith disputes regarding immaterial amounts that relate to Executive’s expense account, reimbursement claims or other de minimis matters; provided, however, in the case of (A), (B) or (E) above, if any such breach or failure is curable, Executive fails to cure such breach or failure to the reasonable satisfaction of the Board within fifteen (15) days of the date the Company delivers written notice of such breach or failure to Executive. For purposes of this Agreement, no act or failure to act by Executive shall be considered “willful” unless such act is done or failed to be done intentionally and in bad faith.

Upon the termination of the Term and Executive’s employment hereunder pursuant to this Section 6(c) by the Company for Cause, Executive shall be entitled to receive his Base Salary through the date of termination. Upon the termination of the Term and Executive’s employment hereunder pursuant to this Section 6(c) due to Executive’s voluntary termination, Executive shall be entitled to receive payment of the Accrued Amounts. All other benefits, if any, due to Executive following Executive’s termination of employment for Cause or due to Executive’s voluntary termination pursuant to this Section 6(c) shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not be entitled to any payments or benefits under any severance plan, policy or program of the Company Group. Executive shall not accrue any additional compensation (including any Base Salary or Annual Bonus) or other benefits under this Agreement following such termination of employment.

(d) Termination for Good Reason or Without Cause. At any time during the Term, (i) Executive may terminate the Term and Executive’s employment hereunder for “Good Reason” (as defined below) and (ii) the Company may terminate the Term and Executive’s employment hereunder without Cause (that is, other than by death, Disability or for Cause, in accordance with Section 6(a), 6(b), or 6(c) respectively). “Good Reason” shall mean the occurrence, without Executive’s prior written consent, of any of the following events: (A) a reduction in the nature or scope of Executive’s responsibilities, duties or authority from those contemplated by this Agreement; (B) a reduction in the then current Base Salary; (C) causing or requiring Executive to report to any person other than the Board;

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(D) the relocation of Executive’s primary office to a location that is not within a sixty (60) mile radius of the Company’s offices in McLean, Virginia; or (E) any other breach by the Company of a material term of this Agreement, including but not limited to a breach of Section 8(d)(iii) by failing to cause any successor to the Company to expressly assume and agree to perform this Agreement; provided, that any such event described in (A) through (E) above shall not constitute Good Reason unless Executive delivers to the Company a Notice of Termination for Good Reason within ninety (90) days after Executive first learns of the existence of the circumstances giving rise to Good Reason, within thirty (30) days following the delivery of such Notice of Termination for Good Reason the Company has failed to cure the circumstances giving rise to Good Reason, and Executive’s resignation from all positions he then holds with the Company is effective not later than thirty (30) days following the end of the cure period.

Upon the termination of Executive’s employment hereunder pursuant to this Section 6(d), Executive shall receive (i) the Accrued Amounts and (ii) subject to Executive’s execution, delivery and non-revocation of an effective release of all claims against the Company Group substantially in the form attached hereto as Exhibit A (the “Release”) within the sixty (60) day period following the date of the Executive’s Separation from Service, the following severance benefits (collectively, the “Severance Benefits”):

(1) an amount equal to eighteen (18) months of Executive’s then current Base Salary, such sum to be paid in equal installments on the Company’s normal payroll schedule over the eighteen (18)-month period immediately following the date of Separation from Service (the “Severance Period”), except as set forth below (for compliance with Section 409A); provided, however, that if Executive’s Separation from Service occurs within the twelve (12) month period commencing on the effective date of a Change in Control (as defined below), then the amounts described in this paragraph shall be paid to Executive in a single lump sum on the 60th day following Executive’s Separation from Service;

(2) an amount equal to the product of (x) the Annual Bonus Executive would have earned for the fiscal year in which the Separation from Service occurs if Executive had remained employed by the Company on the applicable payment date for such Annual Bonus, which amount will be determined based on his actual achievement and the Company’s actual achievement of the performance goals, determined as of the date of determination for then current employees of the Company, as measured against the specified performance goals for the fiscal year in which Executive’s Separation from Service occurs, multiplied by (y) a fraction, the numerator of which is the number of days in such fiscal year on which Executive was employed by the Company preceding and including the date of termination and the denominator of which is 365 (the “Earned Bonus”), which Earned Bonus shall be paid in equal installments on the Company’s normal payroll schedule over the twelve (12) month period from the Separation from Service; provided, however, that no amounts will be paid prior to the date that the Company determines the actual Earned Bonus (which will generally be after the close of the year of performance and on or before March 15 of the year following the year of performance in order to comply with Treasury Regulation Section 1.409A-1(b)(4)) and therefore on March 15 of the year following the year of performance, Executive will be paid a lump sum amount of the Earned Bonus that would have been paid through such date from the Separation from Service had payment not had to be delayed in order to determine the Earned Bonus and wait for the specified payment date of March 15, with the balance paid thereafter over the remainder, if any, of the twelve (12) month period that started with the Separation from Service; provided, further, that if Executive’s Separation from Service occurs within the twelve (12) month period commencing on the effective date of a Change in Control (as defined below), then the amounts described in this paragraph shall be paid to Executive in a single lump sum on March 15 of the year following the year of the Separation from Service, except, in any case, as set forth below (for compliance with Section 409A);

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(3) if Executive is participating in the Company’s employee group health insurance plans on the date of Separation from Service and subject to Executive making a timely election to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or, if applicable, state or local insurance laws (“COBRA”), then the Company shall pay, as and when due to the COBRA carrier, the COBRA premiums necessary to continue Executive’s health insurance coverage in effect for himself and his eligible dependents on the termination date until the earliest of (A) the expiration of the twelve (12) month period immediately following the date of Executive’s Separation from Service, (B) the expiration of eligibility for the continuation coverage under COBRA, and (C) the date when Executive or his dependents become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (such period from the termination date through the earliest of (A) through (C), the “COBRA Payment Period”). However, if the Company determines, in its sole discretion, that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company shall instead pay Executive on the first day of each month of the remainder of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), for the remainder of the COBRA Payment Period. If Executive becomes eligible for coverage under another employer’s group health plan or otherwise ceases to be eligible for COBRA during the period provided in this clause, Executive must immediately notify the Company of such event, and all payments and obligations under this clause shall cease;

(4) if such Separation from Service occurs on or within twelve (12) months after a Change in Control (as defined above), one hundred percent (100%) of Executive’s then-outstanding equity awards shall become vested (and exercisable, as applicable) effective as of the date of Executive’s Separation from Service.

“Change in Control” shall have the meaning ascribed to such term in the Company’s 2009 Stock Incentive Plan and provided that to the extent necessary for compliance with Code Section 409A, no transaction will be a Change in Control unless such transaction is also a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the Company’s assets as described in Treasury Regulations Section 1.409A-3(i)(5).

All of the Severance Benefits are subject to deductions for applicable tax withholdings. No Severance Benefits will be paid prior to the day that is sixty (60) days following the date of Separation from Service. On the sixtieth (60th) day following the date of Separation from Service, the Company shall pay in a lump sum the aggregate amount of the Severance Benefits that the Company would have paid Executive through such date had the payments commenced on the Separation from Service through such sixtieth (60th) day, with the balance paid thereafter on the applicable schedules described above.

All other benefits, if any, due Executive following a termination pursuant to this Section 6(d) shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not be entitled to any payments or benefits under any severance plan, policy or program of the Company Group. All severance payments under this Agreement are intended to fulfill any statutory obligation to provide notice or pay in lieu of notice. Executive shall not accrue any additional compensation (including any Base Salary or Annual Bonus) or other benefits under this Agreement following such termination of employment.

(e) Election to Not Extend Term. In the event the Company elects not to extend the Term pursuant to Section 1 of this Agreement (and unless Executive’s employment is earlier terminated

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pursuant to subsections (a), (b), (c) or (d) of this Section 6), such election shall be treated as a termination by the Company without Cause pursuant to Section 6(d) and Executive’s sole right to payments following his Separation from Service shall be as set forth in Section 6(d). In the event Executive elects not to extend the Term, such termination of employment shall be a resignation without Good Reason pursuant to Section 6(b); provided, however, that Executive shall be entitled to receive payment of the Pro Rata Bonus, which Pro Rata Bonus shall be paid to Executive on the date on which the Annual Bonus would have been paid if Executive’s employment had not terminated, but in no event later than the date provided for in Section 3(b) hereof. All other benefits, if any, due Executive following a termination pursuant to this Section 6(e) shall be determined in accordance with the plans, policies and practices of the Company; provided, that Executive shall not participate in any severance plan, policy or program of the Company. Executive shall not accrue any additional compensation (including any Base Salary or Annual Bonus) or other benefits under this Agreement following such termination.

(f) Notice of Termination. Any purported termination of Executive’s employment by the Company or by Executive shall be communicated by written Notice of Termination to the other Party in accordance with Section 8(e) hereof. For purposes of this Agreement, “Notice of Termination” shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall, to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

(g) Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and, as applicable, the board of directors (and any committees thereof) of each of the other members of the Company Group.

(h) Taxes. Notwithstanding any other provision of this Agreement to the contrary, if payments made or benefits provided pursuant to this Section 6 or otherwise from the Company Group or any person or entity are considered “parachute payments” under Section 280G of the Code, then such parachute payments shall be limited to the greatest amount that may be paid to Executive under Section 280G of the Code without causing any loss of deduction to the Company Group under such section, but only if, by reason of such reduction, the net after tax benefit to Executive shall exceed the net after tax benefit if such reduction were not made. “Net after tax benefit” for purposes of this Agreement shall mean the sum of (i) the total amounts payable to the Executive under Section 6, plus (ii) all other payments and benefits which the Executive receives or then is entitled to receive from the Company Group or otherwise that would constitute a “parachute payment” within the meaning of Section 280G of the Code, less (iii) the amount of federal and state income taxes payable with respect to the foregoing calculated at the maximum marginal income tax rate for each year in which the foregoing shall be paid to Executive (based upon the rate in effect for such year as set forth in the Code at the time of termination of Executive’s employment), less (iv) the amount of excise taxes imposed with respect to the payments and benefits described in (i) and (ii) above by Section 4999 of the Code. The determination as to whether and to what extent payments are required to be reduced in accordance with this Section 6(h) shall be made at the Company’s expense by a nationally recognized certified public accounting firm as may be designated by the Company prior to a change in control (the “Accounting Firm”). In the event of any mistaken underpayment or overpayment under this Agreement, as determined by the Accounting Firm, the amount of such underpayment or overpayment shall forthwith be paid to Executive or refunded to the Company, as the case may be, with interest at one hundred twenty (120%) of the applicable Federal rate provided for in Section 7872(f)(2) of the Code. Any reduction in payments required by this Section 6(h) shall occur in the following order: (1) any cash severance, (2) any other cash amount payable to Executive, (3) any benefit valued as a “parachute payment,” (4) the acceleration of vesting of any equity awards that are options, and (5) the acceleration of vesting of any other equity awards. Within any such category of payments and benefits, a reduction shall occur first with respect to amounts that are not “deferred

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compensation” within the meaning of Section 409A and then with respect to amounts that are. In the event that acceleration of compensation from equity awards is to be reduced, such acceleration of vesting shall be canceled, subject to the immediately preceding sentence, in the reverse order of the date of grant.

7. RESTRICTIVE COVENANTS.

(a) Noncompetition. In consideration of the payments by the Company to Executive pursuant to this Agreement, Executive hereby covenants and agrees that, during Executive’s employment with the Company and for the one-year period following the date of Executive’s termination for any reason (the “Restricted Period”), Executive shall not, without the prior written consent of the Company, engage in “Competition” (as defined below) with the Company or any of its subsidiaries (collectively, the “Company Group”) in any geographic area in which the Company Group is conducting business, or has conducted business, during the Restricted Period. For purposes of this Agreement, if Executive takes any of the following actions he shall be engaged in “Competition:” engaging in or carrying on, directly or indirectly, any enterprise, whether as an advisor, principal, agent, partner, officer, director, employee, stockholder, associate or consultant to any entity or individual, that competes with the “Business of the Company” (as defined below). For purposes of this Agreement, the “Business of the Company” shall mean (i) the provision of any form of mobile satellite telecommunications, whether voice or data, as the term “telecommunications” is defined in the Communications Act of 1934, as amended, and (ii) any other material line of business which the Company Group enters into during his employment or has undertaken preparation to enter into at the time of Executive’s termination. Notwithstanding the foregoing, “Competition” shall not include the passive ownership of securities in any entity and exercise of rights appurtenant thereto, so long as such securities represent no more than two percent (2%) of the voting power of all securities of such enterprise.

(b) Nonsolicitation and No Hire. In further consideration of the payments by the Company to Executive pursuant to this Agreement, Executive hereby covenants and agrees that, during the Restricted Period, Executive shall not (i) induce or attempt to induce any employee or consultant of the Company Group to leave the employ or services of the Company Group, or in any way interfere with the relationship between the Company Group and any employee or consultant thereof, (ii) except in the performance of Executive’s duties for the Company Group, hire any person who was an employee of the Company Group at any time during the six (6) month period immediately prior to the date on which such hiring would take place, or (iii) call on, solicit or service any customer, supplier, licensee, licensor or other business relation of the Company Group in order to induce or attempt to induce such person to cease doing business with, or reduce the amount of business conducted with, the Company Group, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation of the Company Group.

(c) Confidential Information. Executive acknowledges that the Company Group has a legitimate and continuing proprietary interest in the protection of its “Confidential Information” (as defined below) and that it has invested substantial sums and will continue to invest substantial sums to develop, maintain and protect such Confidential Information. During his employment and at all times thereafter, Executive shall not, except with the written consent of the Company or in connection with carrying out Executive’s duties or responsibilities hereunder, furnish or make accessible to anyone or use for Executive’s own benefit any trade secrets, confidential or proprietary information of the Company Group, including without limitation its business plans, marketing plans, strategies, systems, programs, methods, trade secrets, employee lists, computer programs, insurance profiles and client lists (hereafter referred to as “Confidential Information”); provided, that such Confidential Information shall not include information which at the time of disclosure or use, was generally available to the public other than by a breach of this Agreement or was available to the party to whom disclosed on a non-confidential basis by disclosure or access provided by the Company or a third party without breaching any obligations of the

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Company, Executive or such third party or was otherwise developed or obtained legally and independently by the person to whom disclosed without a breach of this Agreement. Notwithstanding the foregoing, Executive may disclose Confidential Information when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company Group or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information; provided, that in the event that Executive is ordered by a court or other government agency to disclose any Confidential Information, Executive shall (i) promptly notify the Company of such order, (ii) at the written request of the Company, diligently contest such order at the sole expense of the Company as expenses occur, and (iii) at the written request of the Company, seek to obtain, at the sole expense of the Company, such confidential treatment as may be available under applicable laws for any information disclosed under such order.

(d) Property of the Company. All memoranda, notes, lists, records and other documents or papers (and all copies thereof) relating to the Company Group, whether written or stored on electronic media (including, without limitation, Executive’s personal computer or laptop), made or compiled by or on behalf of Executive in the course of Executive’s employment with the Company Group, or made available to Executive in the course of Executive’s employment with the Company Group, relating to the Company Group, or to any entity which may hereafter become an affiliate thereof, but excluding Executive’s personal effects, Rolodexes and similar items, shall be the property of the Company, and shall, except as otherwise agreed by the Company in writing, be delivered to the Company promptly upon the termination of Executive’s employment with the Company for any reason or at any other time upon request.

(e) Intellectual Property. All discoveries, inventions, ideas, technology, formulas, designs, software, programs, algorithms, products, systems, applications, processes, procedures, methods and improvements and enhancements conceived, developed or otherwise made or created or produced by Executive alone or with others, at any time during his employment with any member of the Company Group, and in any way relating to the business activities which are the same as or substantially similar to the business activities carried on by the Company Group or proposed to be extended or expanded by the Company Group, or the products or services of the Company Group, whether or not subject to patent, copyright or other protection and whether or not reduced to tangible form (“Developments”), shall be the sole and exclusive property of the Company. Executive agrees to, and hereby does, assign to the Company, without any further consideration, all of Executive’s right, title and interest throughout the world in and to all Developments. Executive agrees that all such Developments that are copyrightable may constitute works made for hire under the copyright laws of the United States and, as such, acknowledges that the Company or one of the members of the Company Group, as the case may be, is the author of such Developments and owns all of the rights comprised in the copyright of such Developments and Executive hereby assigns to the Company without any further consideration all of the rights comprised in the copyright and other proprietary rights Executive may have in any such Development to the extent that it might not be considered a work made for hire. Executive shall make and maintain adequate and current written records of all Developments and shall disclose all Developments promptly, fully and in writing to the Company promptly after development of the same, and at any time upon request.

(f) Enforcement. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 7(a), (b), (c), (d) or (e) herein (collectively, the “Covenants”) would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. In

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addition, the Company shall be entitled to immediately cease paying any amounts remaining due pursuant to Section 6 (other than the Accrued Amounts) in the event that Executive has violated any provision of Section 7(a) or has materially breached any of his obligations under Sections 7(b), (c), (d) or (e) of this Agreement. Executive understands that the provisions of Sections 7(a) and 7(b) may limit his ability to earn a livelihood in a business similar to the business of the Company but he nevertheless agrees and hereby acknowledges that (i) such provisions do not impose a greater restraint than is necessary to protect the goodwill or other business interests of the Company, (ii) such provisions contain reasonable limitations as to time and scope of activity to be restrained, (iii) such provisions are not harmful to the general public, (iv) such provisions are not unduly burdensome to Executive, and (v) the consideration provided hereunder is sufficient to compensate Executive for the restrictions contained in Sections 7(a) and 7(b). In consideration of the foregoing and in light of Executive’s education, skills and abilities, Executive agrees that he shall not assert that, and it should not be considered that, any provisions of Sections 7(a) and 7(b) otherwise are void, voidable or unenforceable or should be voided or held unenforceable. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in Sections 7(a) and 7(b) to be reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein. In any such action, suit or proceeding to enforce the Covenants, the prevailing Party shall be entitled to an award of its or his reasonable attorneys’ fees and costs incurred.

8. MISCELLANEOUS.

(a) Executive’s Representations. Executive hereby represents and warrants to the Company that (i) Executive has read this Agreement in its entirety, fully understands the terms of this Agreement, has had the opportunity to consult with counsel prior to executing this Agreement, and is signing the Agreement voluntarily and with full knowledge of its significance, (ii) the execution, delivery and performance of this Agreement by Executive does not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound, (iii) Executive is not a party to or bound by an employment agreement, non-compete agreement or confidentiality agreement with any other person or entity which would interfere in any material respect with the performance of his duties hereunder, and (iv) Executive shall not use any confidential information or trade secrets of any person or party other than the Company Group in connection with the performance of his duties hereunder.

(b) Mitigation. Executive shall have no duty to mitigate his damages by seeking other employment and, should Executive actually receive compensation from any such other employment, the payments required hereunder shall not be reduced or offset by any other compensation except as specifically provided herein.

(c) Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by Executive and an officer of the Company (other than Executive) duly authorized by the Board to execute such amendment, waiver or discharge. No waiver by either Party of any breach of the other Party of, or compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

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(d) Successors and Assigns.

(i) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(ii) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and, other than as set forth in Section 8(d)(iii), shall not be assignable by the Company without the prior written consent of Executive (which shall not be unreasonably withheld).

(iii) The Agreement shall be assignable by the Company to any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company; provided that, the Company shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(e) Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, or if mailed by registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt; provided, however, that (i) notices sent by personal delivery or overnight courier shall be deemed given when delivered, (ii) notices sent by facsimile transmission shall be deemed given upon the sender’s receipt of confirmation of complete transmission, and (iii) notices sent by registered mail shall be deemed given two days after the date of deposit in the mail.

If to Executive, to such address as shall most currently appear on the records of the Company.

If to the Company, to:

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, VA 22102 USA

Facsimile: (703) 287-7450

Attention: Corporate Secretary

With a copy, which shall not constitute notice, to:

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, VA 20190-5656

Facsimile:

Attention: Brent B. Siler, Esq.

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(f) GOVERNING LAW; CONSENT TO JURISDICTION. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF VIRGINIA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE COMMONWEALTH OF VIRGINIA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE COMMONWEALTH OF VIRGINIA TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE COMMONWEALTH OF VIRGINIA WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. ANY ACTION TO ENFORCE THIS AGREEMENT MUST BE BROUGHT IN, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF, A COURT SITUATED IN FAIRFAX COUNTY, VIRGINIA OR THE EASTERN DISTRICT OF VIRGINIA. EACH PARTY HEREBY WAIVES THE RIGHTS TO CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION.

(g) JURY TRIAL WAIVER. THE PARTIES EXPRESSLY AND KNOWINGLY WAIVE ANY RIGHT TO A JURY TRIAL IN THE EVENT ANY ACTION ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR EXECUTIVE’S EMPLOYMENT WITH THE COMPANY IS LITIGATED OR HEARD IN ANY COURT.

(h) Set Off. The Company’s obligation to pay Executive the amounts and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of any amounts owed by Executive to the Company or any of its affiliates except to the extent any such set-off, counterclaim or recoupment would violate, or result in the imposition of tax under Section 409A of the Code, in which case such right shall be null and void.

(i) Compliance with Code Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is the first business day of the seventh month following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code), and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. In the event that payments under this Agreement are deferred pursuant to this Section 8(i) in order to prevent any accelerated tax or additional tax under Section 409A of the Code, then such payments shall be paid at the time specified under this Section 8(i) without any interest thereon. The Company shall consult with Executive in good faith regarding the implementation of this Section 8(i); provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect thereto. Notwithstanding anything to the contrary herein, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “termination of employment”

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or like terms shall mean Separation from Service. Notwithstanding anything to the contrary herein, except to the extent any expense, reimbursement or in-kind benefit provided pursuant to this Agreement does not constitute a “deferral of compensation” within the meaning of Section 409A of the Code (x) the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive during any calendar year will not affect the amount of expenses eligible for reimbursement or in-kind benefits provided to Executive in any other calendar year, (y) the reimbursements for expenses for which Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (z) the right to payment or reimbursement or in-kind benefits hereunder may not be liquidated or exchanged for any other benefit. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.

(j) Severability of Invalid or Unenforceable Provisions. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(k) Advice of Counsel and Construction. Each Party acknowledges that such Party had the opportunity to be represented by counsel in the negotiation and execution of this Agreement. Accordingly, the rule of construction of contract language against the drafting party is hereby waived by each Party.

(l) Entire Agreement; Effectiveness of Agreement. This Agreement constitutes the entire agreement between the parties as of the Effective Date and supersedes all previous agreements and understandings between the parties with respect to the subject matter hereof.

(m) Withholding Taxes. The Company shall be entitled to withhold from any payment due to Executive hereunder any amounts required to be withheld by applicable tax laws or regulations.

(n) Section Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(o) Cooperation. During his employment and at any time thereafter, Executive agrees to cooperate (i) with the Company in the defense of any legal matter involving any matter that arose during Executive’s employment with the Company Group, and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to the Company Group. The Company will reimburse Executive for any reasonable travel and out of pocket expenses incurred by Executive in providing such cooperation.

(p) Survival. Sections 5, 6(d), 6(h), 7, and 8 shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Term or of Executive’s employment with the Company Group.

(q) Continuation of Employment; Termination On or After Expiration of the Term. Unless the Parties otherwise agree in writing, continuation of Executive’s employment with the Company Group beyond the expiration of the Term shall be deemed an employment “at will” and shall not be deemed to extend any of the provisions of this Agreement, and Executive’s employment may thereafter be terminated “at will” by Executive or the Company.

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(r) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name: Thomas J. Fitzpatrick
Title: Chief Financial Officer

EXECUTIVE

/s/ Matthew J. Desch
Matthew J. Desch

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]

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